Exhibit 99.1

SAPIENS DECLARES CASH DIVIDEND

OF $16.8 MILLION, OR $0.30 PER SHARE, FOR THE SECOND HALF OF 2024

AND A SPECIAL CASH DIVIDEND OF $20.1 MILLION, OR $0.36 PER SHARE, FOR 2024.

Rochelle Park, N.J., March 26, 2025 -- Sapiens International Corporation N.V. (Nasdaq, TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that its board of directors has approved the distribution of a cash dividend, based on second-half 2024 results, of $0.30 per share, or $16.8 million in total. The dividend is in line with the Company’s policy of distributing on a semi-annual basis up to 40% of its annual non-GAAP net income and will be paid on April 16, 2025 to Sapiens’ shareholders of record as of April 7, 2025. In addition, the board of directors has approved distribution of a special cash dividend of $0.36 per share, or $20.1M in total. The total cash dividend distribution will be $0.66 per share, or $36.9M. The dividend is subject to withholding of Israeli tax at source at the rate of 25% of the dividend amount payable to each shareholder of record.

In reaching its decision to declare the special dividend, the Board of Directors evaluated such factors as the current and foreseeable liquidity and capital needs of Sapiens and felt comfortable issuing the special dividend and rewarding our longstanding shareholders.

“This dividend distribution to Sapiens’ shareholders underscores our company’s financial performance and our unwavering confidence in our strategic execution” stated Roni Al-Dor, President & CEO of Sapiens. “As a management team, we remain confident that strong markets for our products will continue to drive accretive growth and provide significant cash generation”.

Mr. Al-Dor further stated that “We continued our solid performance in the second half of 2024, including increases in revenue in key markets, such as North America and Europe. I thank our shareholders, customers, partners, and employees for their steadfast loyalty and support, and we look forward to continuing our growth trajectory in the coming years.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent insurance SaaS-based software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. Our SaaS-based Solutions help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.   For more information visit https://sapiens.com or follow us on LinkedIn.

Investors and Media Contact

Sapiens

Yaffa Cohen-Ifrah

Chief of Marketing Officer and Head of Investor Relations, Sapiens

+1 917-533-4782

Email: yaffa.cohen-ifrah@sapiens.com

Hayden IR

Brett Maas

Managing Partner, Hayden IR

+1 646-536-7331

brett@haydenir.com

Kimberly Rogers
Managing Director, Hayden IR
+1 541-904-5075
kim@HaydenIR.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; the global macroeconomic environment, including headwinds caused by lingering inflationary conditions and relatively high interest rates, which could adversely impact the budgets of our customers and potential customers for capital expenditures, and consequently, our revenues, profitability, and cash flows; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, geopolitical developments, tariffs and other barriers to cross-border sales, and fluctuations in currency exchange rates , which could adversely affect our results of operations; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, filed on March 26, 2024, and our Annual Report on Form 20-F for the year ended December 31, 2024, to be filed in the near future, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.